Exhibit 3.10(a)

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

•	First: The name of the limited liability company is Builders’ Redi-Mix, LLC.

•	Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington, DE 19808. The name of its Registered Agent at such address is Corporation Service Company.

•	Third: The latest date on which the limited liability company is to dissolve is N/A.

In Witness Whereof, the undersigned has executed this Certificate of Formation of Builders’ Redi-Mix, LLC this 19th day of September, 2002.

By:	/s/ Elaine Chotlos

Authorized Person(s)

Name:	Elaine A. Chotlos

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